UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On August 7, 2025, Alarum Technologies Ltd. (the “Company”) held an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 and Exhibit 99.2, respectively, to its Report of Foreign Private Issuer on Form 6-K submitted on July 2, 2025, and are incorporated herein by reference.

The results of shareholder voting on the proposals set forth in the Proxy Statement were as follows:

Proposal No.	Proposal	Resolution
1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.	Approved

2a.	To re-appoint Mr. Chen Katz as Class III director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved

2b.	To re-appoint Mr. Avi Rubinstein as Class III director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved

3.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director.	Approved

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-233724, 333-236030, 333-267580, 333-274604 and 333-283429) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: August 7, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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